                                                                    Exhibit 99.1

PRESS INFORMATION
                                                  SAP AG
                                                  Neurottstrasse 16
                                                  D-69190 Walldorf
                                                  Germany

                                                  CORPORATE COMMUNICATIONS
                                                  Phone +49 (62 27) 7- 4 63 11
                                                  Fax +49 (62 27) 7- 4 63 31
                                                  www.sap.com
                                                  E-mail: press@sap.com



FOR IMMEDIATE RELEASE

                                  Contact:  Gundolf Moritz
                                            SAP AG
                                            +49-6227-7-44872
                                              -or-
                                            Stefan Gruber
                                            SAP AG
                                            +1-212-653-9821
                                              -or-
                                            Jim Prout
                                            Taylor Rafferty
                                            +1-212-889-4350

SAP ON TRACK TO MEET EXPECTATIONS

WALLDORF, GERMANY - SEPTEMBER 20, 2001 -- SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today said that an initial assessment of current business activity indicates that it is on track to reach previously announced revenue and margin goals for the nine months through September 30, 2001.

Customer and prospect activity through early September was in line with company expectations, with businesses continuing to move forward on purchases and implementations of SAP's software solutions. While the impact on business conditions for the fourth quarter 2001 from last week's attacks is more difficult to assess, the Company as yet sees no reason for changing its earlier guidance for the full year 2001.

At the time of its second quarter results, SAP said that revenue growth for the first nine months of 2001 would slightly exceed 23%, with full year 2001 revenues growing by more than 20%. At the time, the Company also said that operating margin, excluding stock based compensation and acquisition related charges, is expected to exceed the 20% achieved in 2000 by 1 to 2 percentage points.

The Group's nine months financial results are scheduled for release on October 18th. Consistent with corporate policy, SAP is committed to advising market participants of changes to its outlook promptly.

ABOUT SAP
SAP is the world's leading provider of e-business software solutions. Through the mySAP.com(R) e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 15,000 companies in over 120 countries run more than 36,000 installations of SAP(R) software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at HTTP://WWW.SAP.COM).


Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

                                      # # #